LEAD INVESTOR



Carlos Cayon   CEO, Investor & Board Member Former Consultant at EY Passionate about technology and its potential to improve people's lives and solve business challenges!

The reasons why I invested in ViiT Health are as follows: I. First, I have known the R&D team for a long time and the masterminds behind the project and its funding, all of them first-class. II. The alarming problem of Diabetes generates a huge target market due to the non-invasive nature of the device, its accuracy, and the possibility of worldwide use. II. In a short conclusion, I consider it a great investment opportunity for all types of individuals and support social and health issues with low-income communities.

Invested $10,000 this round

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